SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 26, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration 02.570.688/0001-70
Board of Trade 53 3 0000581 - 8
Publicly-Held Company

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. (“Company” or “BTP”), in compliance with article 157 of Law 6.404/76 and under the terms of Instruction CVM 358/02, informs its shareholders and the market in general that:

1. The effective members of BTP’s Board of Directors, on a meeting held on August 25, 2005, approved, by unanimous decision, the dismissal of all BTP’s Executive Officers, with the exception of Mr. Francisco Aurélio Sampaio Santiago, who was kept in the position of Technical Executive Officer (Diretor Técnico).

2. Subsequently, the Board of Directors resolved, also by unanimous decision, to elect Mr. Ricardo Knoepfelmacher, Mr. Luiz Francisco Tenório Perrone and, Mr. Charles Laganá Putz, to take the positions of Chief Executive Officer, Human Resources Executive Officer and Chief Financial Officer, respectively, the last also taking the position of Investor Relations Officer.

3. Finally, in light of the need to synchronize the management of the Company and its subsidiary - Brasil Telecom S.A. (“Brasil Telecom”), and pursuing with the project to replace the executives appointed by Opportunity group in the management of such companies, the Board of Directors instructed the new Management to take all necessary actions to summon immediately Brasil Telecom’s Extraordinary General Shareholders’ Meeting, aiming the replacement of its Board of Directors members.

Brasília, August 26, 2005.

Charles Laganá Putz
Investors Relations Executive Officer
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Marcos de Magalhães Tourinho
Name: Marcos de Magalhães Tourinho Title: Investor Relations Officer